Exhibit 99.1

ALAMOS GOLD INC.
130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

NEWS RELEASE

Alamos and Esperanza Provide Update on Arrangement Transaction

Toronto, ON – August 23, 2013 – Alamos Gold Inc. (“Alamos”) (TSX: AGI) (NYSE: AGI) and Esperanza Resources Corp. (“Esperanza” or the “Company”) (TSX.V: EPZ) (OTCQX: ESPZF) today remind shareholders of Esperanza that the date for the special meeting of the shareholders of Esperanza (the “Meeting”) in respect of the proposed transaction between Alamos and Esperanza previously announced on July 12, 2013 (the “Arrangement”) will take place at 10:00 a.m. (Vancouver time) on August 27, 2013.

Esperanza announces that the deadline for the voting of proxies in respect of the Arrangement has been extended and proxies will now be accepted until the commencement of the Meeting. The board of directors of Esperanza has unanimously approved the Arrangement and recommends that Esperanza shareholders vote in favour of the Arrangement.

Alamos President and CEO John McCluskey commented, “We are continuing to assess the risks associated with the Esperanza gold project, but we feel we are well-positioned to manage these risks. We also believe the completion of this transaction is an important step toward strengthening the future of Alamos.”

Alamos and Esperanza further announce that the expiry date of the warrants of Alamos (the “Alamos Warrants”) to be issued under the Arrangement will be extended from May 24, 2017 to a date which is five years from the effective date of the Arrangement, as more particularly described in an amendment (the “Circular Amendment”) to the Company’s management information circular dated July 25, 2013. The Circular Amendment will be filed under the Company’s profile on SEDAR at www.sedar.com.

In connection with the Meeting, certain shareholders of Esperanza, represented by Sprott Asset Management USA Inc., Sprott Global Resource Investments Ltd. and related affiliates (collectively “Sprott”), have agreed to execute a lock-up agreement to vote 9,519,200 common shares of the Company in favour of the Arrangement, which common shares represent approximately 12% of the issued and outstanding common shares of the Company eligible to vote on the Arrangement. The total shares subject to lock-up agreements to vote in favour of the Arrangement, including the shares held by Sprott and the directors and officers of Esperanza, represent approximately 18% of the issued and outstanding common shares of the Company eligible to vote on the Arrangement. Sprott has also agreed to recommend to its clients that they vote in favour of the Arrangement.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $490 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of June 30, 2013, Alamos had 127,368,986 common shares outstanding (132,016,986 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

ALAMOS GOLD INC.
130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

About Esperanza

Esperanza is a precious metals exploration and development company focused on advancing its principal property, the wholly-owned Esperanza gold project (formerly referred to as the Cerro Jumil gold project) in Morelos State, Mexico. Information regarding the Company and the Esperanza gold project is available on the Company’s website at www.epzresources.com and under the Company’s profile at SEDAR (www.sedar.com).

For further information, contact:

Esperanza Resources Corp. Simon Venhuizen Director, Investor Relations 604-336-8194 Toll Free: 1-866-890-5509 simon@epzresources.com www.epzresources.com	Alamos Gold Inc. Scott K. Parsons Manager, Investor Relations (416) 368-9932 x 439 www.alamosgold.com

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Alamos or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The securities to be offered by Alamos have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the\ United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. Alamos intends to offer and sell its securities in the United States pursuant to the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act.

The TSX, TSXV and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

Certain statements and information contained in this press release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this press release include, but are not limited to statements and information regarding the special meeting of shareholders of Esperanza. Such forward-looking statements are based on a number of material factors and assumptions and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking information. You are cautioned not to place undue reliance on forward-looking statements contained in this press release. Some of the known risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements are described in the section entitled “Risk Factors” in the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission, which is available at www.sec.gov and the Annual Information Form which is filed on SEDAR at www.sedar.com. The Company undertakes no obligation to update or revise any forward-looking statements included in this press release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

TSX.V: EPZ
www.epzresources.com

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